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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549




                           SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)*



                 Delta Woodside Industries, Inc.
                         (Name of Issuer)


                           Common Stock
                  (Title of Class of Securities)


                           247909 10 4
                          (CUSIP Number)


                      E. Erwin Maddrey, II**
          233 North Main Street, Suite 200, Hammond Sq.
                       Greenville, SC 29601
((Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                       October 23, 1991***
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box { }.

Check the following box if a fee is being paid with the statement { }. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


** This filing is made by Mr. Maddrey to report his beneficial ownership and that of his wife, Nancy B. Maddrey. The direct holdings of Mr. Maddrey's wife constitute less than 5% of the outstanding shares of Delta Woodside Industries, Inc., (the "Company"). Accordingly, no statement is filed on behalf of Mrs. Maddrey.


***This date does not represent a transaction by the filing person, but is the date on which the percentage of outstanding shares of the Company's common stock $.01 par value (the "Common Stock"), beneficially owned by the filing person was decreased as a result of the sale in a public offering of an aggregarte of 5,175,000 shares of Common Stock by the Company. By filing this amended Schedule 13D, the filing person does not concede that such person was obligated to do so by reason of such sale of Common Stock by the Company.






                                                    SEC 1746 (1291)
                              - 3 -
(PAGE)
                          SCHEDULE 13D


CUSIP No. 247909 10 4                   Page   2   of  26   Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Edwin Erwin Maddrey, II
    ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) { }
                                                                    (b) { }

3   SEC USE ONLY


4   SOURCE OF FUNDS*


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                            { }


6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF     7  SOLE VOTING POWER
   SHARES          3,214,060     (see note in response to Item 5)
BENEFICIALLY    8  SHARED VOTING POWER
  OWNED BY         518           (see note in response to Item 5)
    EACH        9  SOLE DISPOSITIVE POWER
  REPORTING        3,214,060     (see note in response to Item 5)
   PERSON       10 SHARED DISPOSITIVE POWER
    WITH           518          (see note in response to Item 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,214,578 (see note in response to Item 5)
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                           { }

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.9%

14 TYPE OF REPORTING PERSON*

   IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.
                                                         2 of 26

Item 1.  Security and Issuer

     a.   Title of class of equity securities:

          Common Stock

     b. Name and address of principal executive offices of issuer:

          233 North Main Street
          Suite 200, Hammond Square
          Greenville, SC 29601

Item 2.  Identity and Background

     a.   Name of filing person:

          E. Erwin Maddrey, II

     b.   Business address:

          233 North Main Street
          Suite 200, Hammond Square
          Greenville, SC 29601

     c.   Principal occupation and address:

          President and Chief Executive Officer
          Delta Woodside Industries, Inc.
          233 North Main Street
          Suite 200, Hammond Square
          Greenville, SC 29601

     d. During the last five years, Mr. Maddrey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e. During the last five years, Mr. Maddrey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f.   Citizenship:

          United States of America

Item 3.  Source and Amount ofFunds or Other Consideration

     Pursuant to an Agreement and Plan of Merger dated as of October 6, 1989, by and between Delta Woodside Industries, Inc., a Delaware corporation ("Old Delta Woodside"), and RSI Corporation, a South Carolina corporation (incorporated by reference to Annex II to the Proxy Statement-Prospectus of Delta Woodside Industries, Inc., Porter Brothers, Inc., and RSI Corporation filed with the Securities and Exchange Commission with respect to the Registration Statement of RSI Corporation and Porter Brothers, Inc., on Form S-4, File No. 33-30247), Old Delta Woodside Industries, Inc. was merged into RSI Corporation and the name of RSI Corporation was changed to Delta Woodside Industries, Inc. In connection with the merger, Mr. Maddrey was issued shares in the surviving corporation according to an exchange ratio of 1.0095816 shares of the surviving corporation for each share of common stock of Old Delta Woodside owned by Mr. Maddrey as of the effective time of the merger.

     In addition, Mr. Maddrey has acquired shares of Common Stock pursuant to an Employee Stock Purchase Plan with payroll deductions, Mrs. Maddrey, as custodian for one of Mr. Maddrey's children, acquired shares pursuant to dividend reinvestment plan, and shares have been allocated to Mr. Maddrey's account under the Company's Employee Retirement Plan.

Item 4.  Purpose of Transaction

     At this time, the reporting person has no other plan or proposal which relates to or would result in:

     a. The acquisition by any person of additional securities of the issuer (other than by reason of the participation of the reporting person in the Employee Stock Purchase Plan of Delta Woodside Industries, Inc., which participation the reporting person may modify or terminate at his discretion), or the disposition of securities of the issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the issuer;

     f. Any other material change in the issuer's business or corporate structure;

     g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     j.   Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     The following information replaces in full the material previously set forth under Items 5a, 5b, 5c and 5d:

     a. Aggregate number and percentage of class of securities beneficially owned by reporting person:

     Number of Shares                             Percentage
        *3,214,578                                  12.9%

     *Mr. Maddrey owns 3,030,355 shares of Common Stock directly. In addition, the number of shares shown above includes an aggregate of 182,970 shares of Common Stock owned by the E. Erwin and Nancy B. Maddrey, II Foundation, a charitable trust, as to which shares Mr. Maddrey holds voting and investment power but disclaims beneficial ownership. Also includes 518 shares (rounded from 517.1879 shares) held by Mr. Maddrey's wife as custodian for one of Mr. Maddrey's children, as to which shares Mr. Maddrey disclaims beneficial ownership. Includes 735 shares (rounded from 735.1610 shares) of Common Stock allocated to the account of E. Erwin Maddrey, II, under the Delta Woodside Industries, Inc., Employee Retirement Plan per such plan's latest annual report. Mr. Maddrey is not vested in any part of his account and disclaims beneficial ownership of all shares allocated to his account. Securities may have accrued to his account since the plan's last report.

     b.   Number of shares as to which there is:

          (i)   Sole power to vote or to direct the vote:

                3,214,060 (see note above)

          (ii)  Shared power to vote or direct the vote:

                518 (see note above)

          (iii) Sole power to dispose or to direct the disposition:

                3,214,060 (see note above)

          (iv) Shared power to dispose or to direct the disposition:

                518 (see note above)

          (v)   Parties with whom stock powers are shared:

                            Nancy B. Maddrey

                Mr. Maddrey may be deemed to share voting and dispositive power with respect to 518 shares of Common Stock held by his spouse, Nancy B. Maddrey. Mr. Maddrey disclaims beneficial ownership with respect to these shares. Information with respect to Mrs. Maddrey is set forth below:

                a.   Name: Nancy B. Maddrey

                b.   Resident Address:
                     201 Crescent Avenue
                     Greenville, SC 29605

                c.   Occupation: Homemaker
                     Resident Address:
                     201 Crescent Avenue
                     Greenville, SC 29605

                During the last five years, Mrs. Maddrey has not been convicted in a criminal proceeding (excluding traffic violations or similar misde-meanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Maddrey is a United States citizen.

c. Description of transactions in the class of securities effected since the last filing:

07-01-91 501 shares of Common Stock previously indirectly owned by Mr. Maddrey's wife as custodian were transferred to the account of a son who in August 1991 ceased living in Mr. Maddrey's household.

07-03-91 186.984 shares of Common Stock at $11.385 per share were purchased directly by Mr. Maddrey pursuant to an Employee Stock Purchase Plan with payroll deduction(s).


07-24-91 .617 shares of Common Stock at $16.5334 per share were sold pursuant to an Employee Stock Purchase Plan.

12-23-91  59,056 shares of Common Stock were given to the
          E. Erwin and Nancy B. Maddrey, II Foundation, a chari-table trust, as to which shares Mr. Maddrey disclaims beneficial ownership.

01-03-92 160.4512 shares of Common Stock were allocated to Mr. Maddrey's account under the Delta Woodside
          Industries, Inc., Employee Retirement Plan.
          Mr. Maddrey is not vested in any portion of this account and disclaims beneficial ownership of all shares allocated to his account.

12-22-92 23,250 shares of Common Stock were given by Mr. Maddrey to the E. Erwin and Nancy B. Maddrey, II Foundation, a charitable trust, as to which shares Mr. Maddrey disclaims beneficial ownership.

02-23-93 275.5036 shares of Common Stock were allocated to Mr. Maddrey's account under the Delta Woodside Industries, Inc., Employee Retirement Plan. Mr. Maddrey is not vested in any portion of this account and disclaims beneficial ownership of all shares allocated to his account.

Various   An aggregate of 16.1879 shares of Common Stock were
Dates     acquired by Mrs. Maddrey, as custodian for one of Mr.
From      Maddrey's children, pursuant to dividend reinvestment
03-05-93  plan.  (3-5-93: 3.5829 shares at $13.425 per share;
to        6-4-93: 3.8225 shares at $12.675 per share; 9-7-93:
12-06-93  4.226 shares at $11.55 per share; 12-06-93:  4.5565 shares at $10.80 per share)

12-20-93  263.8272 shares of Common Stock were allocated to Mr.
                    Maddrey's account under the Delta Woodside Industries, Inc., Employee Retirement Plan. Mr. Maddrey is not vested in any portion of this account and disclaims beneficial ownership of all shares allocated to his account.

12-29-93  39,720 shares of Common Stock were given by Mr.
          Maddrey to the E. Erwin and Nancy B. Maddrey, II
          Foundation, a charitable trust, as to which shares Mr.
          Maddrey disclaims beneficial ownership.


d. Statement regarding right of any other person to receive or the power of any other person to direct the receipt of dividends from, or the proceeds from the sale of, such securities:

     On January 6, 1994, Mr. Maddrey pledged 724,987 shares of Common Stock to the South Carolina National Bank as security for a line of credit in the amount of $5,000,000. Under certain circumstances, the number of shares pledged by Mr. Maddrey to the South Carolina National Bank may be increased. The consent of the South Carolina National Bank must be obtained in order for Mr. Maddrey to dispose of these shares or to pledge such shares to any other entity. Pursuant to Rule 13d-3(d)(3), the bank is not to be treated as beneficially owning any of the shares of Common Stock beneficially owned by Mr. Maddrey.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     The following information replaces the material previously set forth under Item 6:

     Other than the relationships described in response to Item 5 above (which description is incorporated herein by reference) and the Stock Transfer Restrictions and Right of First Refusal, dated February 7, 1991, between the Company and the reporting person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) by any person or entity described in response to Item 2 with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

     The following information is in addition to the exhibits listed in the filing person's previous filings:

1. Letter of Commitment in regard a revolving credit facility from the South Carolina National Bank.

2. Note and Security Agreement, including Schedule l, from the South Carolina National Bank.

     SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Date                                 Signature
                                         /s/E. Erwin Maddrey II
January 19, 1994                            E. Erwin Maddrey, II
                                                Name/Title
                                President and Chief Executive Officer

December 3, 1993

E. Erwin Maddrey, II
201 Crescent Avenue
Greenville, SC 29605

Dear Mr. Maddrey:

On behalf of South Carolina National Bank, I am pleased to commit to you for a $5,000,000 revolving credit for purposes of personal investments. Terms and conditions of this credit facility commitment are as follows:

BORROWER:  E. Erwin Maddrey, II

LENDER:  The South Carolina National Bank

AMOUNT: $5,000,000 maximum principal outstanding at any one time.

MATURITY: This credit facility will mature on December 31, 1995.

INTEREST RATE: The interest rate will be the lesser of SCN Prime minus 1/2% or the one month LIBOR Funds Rate plus 200 basis points.

The mechanics of the interest rate selection will be as follows:

     On the first business day of each month, the Lender will take the lower of the two rates indicated above and apply that index to the loan for the full month. If the Prime Rate is selected, the interest rate will fluctuate during the month with changes in the SCN Prime Rate. If the LIBOR index is chosen, the rate will remain fixed for the month.

The SCN Prime Rate is hereby defined as the rate announced from time to time by the South Carolina National Bank as its prime rate of interest, and is subject to change with changes in that announced rate.

PAYMENTS:  Interest will be payable quarterly in arrears.
Principal may be repaid at any time. All remaining principal and accrued interest will be due and payable at the maturity date.

ADVANCES: Principal may be advanced, repaid, and readvanced during the life of the credit facility. Each advance shall be made by the Lender to the Borrower no later than two business days after the business day on which the Lender receives (a) written notice from the Borrower setting forth the amount of such advance, the business day on which the Borrower desires such advance and the purpose of such advance, and (b) the pledge of any additional collateral required to maintain the collateral margin. In no event may the Borrower receive an advance during the pendency of an Event of Default.

COLLATERAL: The credit facility will be secured by 724,987 shares of Delta Woodside Industries, Inc. common stock. At all times, a minimum of 70% loan to market value ratio will be maintained between the market value of the collateral and the amount outstanding under the credit facility.

Market value means the value of the collateral as determined on any day by taking the closing price in the New York Stock Exchange of shares of stock of Delta Woodside Industries, Inc. constituting the collateral unless no sale is reported for such day in which event the mean between the closing bid and ask price if any on which day shall be used. If there are no such bid in asked prices, then the value as reasonably determined by its Lender shall be used.

The Borrower shall provide to the Lender a legal opinion suitable to the Lender regarding any and all restrictions that would affect the sale of stock pledged as collateral for this credit facility. The Lender shall have the right to modify or cancel this commitment, at the Lender's sole discretion, prior to closing this facility, based on matters of stock restrictions.

PURPOSE: The Borrower's use of the funds will be for personal investments. This credit facility will replace the Borrower's existing $5,000,000 credit facility with NationsBank. The NationsBank facility will be canceled simultaneously with the closing of this loan.

MARGIN STOCK: None of the proceeds of the credit facility will be used directly, or indirectly, by the Borrower for the purpose of purchasing or carrying, or the for the purpose of reducing or retiring any indebtedness originally incurred to purchase or carry, any margin stock, or for any other purpose which will constitute the transactions contemplated hereby a "purpose credit" within the meaning Regulation G or Regulation U, or cause this agreement to violate any other regulation of the Board of Directors of the Federal Reserve System or the Securities Exchange Act of 1934 or the Small Business Investment Act of 1958, as amended, or any rules, regulations congregated under any such statute.

DOCUMENTATION: The Borrower shall have delivered to the Lender the following, all of which must be satisfactory to the Lender: note, security agreement, stock certificates, stock powers, Regulation U Statement, and all other documents, instruments, opinions, and agreements as the Lender and its counsel may require in their discretion.

All legal matters relating to this credit facility shall be satisfactory to counsel for the Lender, and the Borrower shall have reimbursed the Lender for the fees and expenses of Lender's counsel in connection with the preparation of the documentation and all matters incident thereunto.

COVENANTS: Until payment in full of all of the liabilities, the Borrower covenants the following:

Other Information: The Borrower will furnish to the Lender a personal financial statement including a statement of personal cash flows and contingent liabilities within thirty (30) days after the end of each calendar year and will furnish promptly from time to time, such other information concerning the operations, business, affairs, and financial condition of the Borrower as the Lender may reasonably request.

Financial Condition: Adverse Change: The Borrower will maintain a financial condition satisfactory to the Lender. The Borrower shall promptly notify the Lender of any condition or event that constitutes, or with the lapse of time, the giving of notice, or both, would constitute an event of Default, and promptly inform the Lender of any material adverse change in the condition (financial, business or otherwise) of the Borrower.

Collateral Ratio: The Borrower will pledge from time to time to the Lender, as collateral for the credit facility, assets consisting of common stock of Delta Woodside Industries, Inc. such that the Lender shall at all times have as collateral for the credit facility stock of Delta Woodside Industries, Inc. having a current market value sufficient to meet the collateral ratio. If at any time the collateral ratio is not complied with, the Borrower will, within five (5) days after receipt by the Borrower of written notice from the Lender, either reduce the then outstanding principal amount of the credit facility or pledge additional unrestricted shares of stock of Delta Woodside Industries, Inc. so that the collateral ratio is then satisfied. In connection with each pledge of any additional stock to satisfy this requirement, the Borrower shall execute and deliver to the Lender such additional documents relating to such pledge as the Lender shall reasonably request.

DEFAULT: The occurrence of any one or more of the following events (the "Events of Default") shall constitute an event of default hereunder:

     Failure to Pay Interest: If the Borrower shall fail to pay any interest when and as due and payable; or

     Failure to Pay Principal: If the Borrower shall fail to pay the principal when and as due and payable; or

     Terms, Conditions, and Covenants of This Agreement:  If the
     Borrower shall fail to duly perform, comply with, or observe any of the other terms, conditions, or covenants contained in this commitment letter; or

     Representations and Warranties: If any representation and warranty or any statement or representation made in any report, opinion, schedule, officer's certificate, or other certificate or any other information given by the Borrower or furnished in connection with the credit facility shall prove to be false or incorrect in any material respect on the date as of which made; or

     Default under Loan Documents: If an event of default (as described or defined therein) shall occur or exist under the provisions of any of the other loan documents; or

     Bankruptcy, Insolvency, etc.: If the Borrower becomes insolvent or generally does not pay his debts as they become due, or is in default on any other personal obligations, direct or indirect, or if a petition for relief in a bankruptcy court is filed by the Borrower, or if the Borrower applies for, consents to, or acquiesces in the appointment of a trustee, custodian, or receiver for the Borrower or any of his assets or property, or makes a general assignment for the benefit of creditors; or, in the absence of such application, consent, or acquiescence, a trustee, custodian, or receiver is appointed for the Borrower or for a substantial part of the assets and property of the Borrower and is not discharged within thirty
     (30) days; or any bankruptcy, reorganization, debt arrangement, or other proceeding or case under any bankruptcy or insolvency law or any dissolution or liquidation proceeding is instituted against the Borrower and if instituted against the Borrower is consented or acquiesced in by the Borrower or remains undismissed for sixty (60) days; or the Borrower takes any action to authorize any of the actions described in this subsection; or

     Adverse Change: If the Lender determines in good faith that a material adverse change has occurred in the financial condition of the Borrower from the financial condition set forth in the most recent financial statement furnished to the Lender, or from the financial condition of the Borrower most recently disclosed to the Lender in any manner.

RIGHTS AND REMEDIES: The occurrence or non-occurrence of an event of default under this credit facility shall in no way affect or condition the right of the Lender to demand payment at any time of any of the liabilities which are payable on demand regardless of whether or not such an event of default has occurred. In any one or more events of default shall occur, then in each and every such case, the Lender as its option may at any time thereafter exercise and/or enforce any or all of the following rights and remedies:

     Commitment: Terminate its commitment to make the credit facility available.

     Acceleration: Declare without notice to the Borrower all of the liabilities to be immediately due and payable, whereupon the same shall become due and payable, together with accrued and unpaid interest thereon, without presentment, demand, protest, or notice, all of which the Borrower hereby waives.

     Exercise of Rights and Remedies: Exercise any rights and remedies available to the Lender under this commitment letter, the note, the other loan documents, and under applicable laws.

     Liquidation Costs: The Borrower shall reimburse and pay to the Lender upon demand all costs and expenses, including, without limitation, attorneys' fees and expenses, advances, incurred by, or on behalf of the Lender in collecting and enforcing the liabilities and/or the loan documents.

     No Waiver, etc.: No failure or delay by the Lender to insist upon the strict performance of any term, condition, covenant, or agreement of this credit facility or of any other loan documents, or to exercise any right, power or remedy consequent upon a breach thereof, shall constitute a waiver of any such term, condition, covenant or agreement or of any such breach, or preclude the Lender from exercising any such right, power, or remedy at any later time or times. By accepting payment after the due date of any amount payable under this credit facility, the Lender shall not be deemed to waive the right either to require prompt payment when due of all other amounts payable under the loan documents or to declare an event of default for failure to effect such prompt payment of any such other amount.

MISCELLANEOUS:

     Survival: All covenants, agreements, representations, and warranties made herein and in any other instrument or documents delivered pursuant hereto shall survive the execution and deliver of the note and shall continue in full force and effect so long as any of the liabilities are outstanding and unpaid.

     Change, etc.: Neither this commitment nor any term, condition, representation, warranty, covenant, or agreement hereof may be changed, waived, discharged, or terminated orally but only by an instrument in writing signed by the party against whom such change, waiver charge, or termination is sought.

     Governing Law: This commitment shall be governed by and construed in accordance with the laws of the State of South
     Carolina.

     Terms Binding: All of the terms, conditions, stipulations, warranties, representations, and covenants of this commitment shall apply to and be binding upon, and shall inure to the benefit of, the Borrower and Lender and each of their respective heirs, personal representative, successors, and assigns.

     Assignment: this commitment and the other loan documents may not be assigned, in whole or in part, by the Borrower without the prior written consent of the Lender.

I believe that the terms contained in this commitment letter reflect those which we have recently discussed. Please sign below and return an original of this letter to me to show your acceptance. This commitment will expire if not accepted by December 10, 1993, and closed by December 31, 1993.

Sincerely,

/s/ Tom Snider

Thomas F. Snider
Vice President


Terms accepted and acknowledged this 10th  day of December, 1993.


By: /s/E. Erwin Maddrey, II
     E. Erwin Maddrey, II

Note and Security Agreement

Date      January    , 1994                    $ 5,000,000

FOR VALUE RECEIVED, the undersigned (hereinafter called the "Borrower") hereby promises to pay to the order of THE SOUTH CAROLINA NATIONAL BANK, (hereinafter called the "Lender") at its office where borrowed, in immediately available funds, the sum of

Five Million Dollars and no/100's
dollars together with any unpaid interest hereon from date of advance, in accordance with the terms contained in this Note and Security Agreement (hereinafter referred to as the "Note"). The optional provisions applicable to this Note are checked below.

Repayment:
{  }  One payment in full of principal and unpaid interest due
{  }  On Demand
{  }               payments of $              beginning
      and
      thereafter                              until



when the entire principal amount then outstanding and all accrued but unpaid interest shall be paid in full.
{X } On December 31, 1995 the principal amount set forth above or the unpaid principal amount of all advances which the Lender actually makes hereunder to the Borrower, whichever amount is less. Each advance and each payment made on account of the principal thereof, shall be evidenced on an attachment hereto; provided, however, any such notation or the failure of the Lender or other holder to make any such notation shall not limit or otherwise affect the obligation of the Borrower with respect to repayment of all advances actually made hereunder. This Note and any attachment hereto shall be used to record the outstanding principal balance advanced hereunder until it is surrendered to the Borrower by the Lender, and it shall continue to be used even though there may be periods prior to such surrender when no amount of principal or interest is owing hereunder. If advances of the principal amount hereof are to be made by Lender to the Borrower after the date of this Note, Lender, at its sole discretion, is hereby authorized to make such advances under this Note upon written communication of a borrowing request from the Borrower.
Interest:
Payable:  {X } in arrears;  {  } in advance
          {  } in addition to the payments described above;
          {  } included in the payments described above.
Payable at the rate per annum of:  {  } Prime Rate plus     %;
                                   {  }       % of Prime Rate;
                                   {  }       % Fixed
{ } Those rates which may be offered from time to time by the Lender and agreed to by the Borrower and so noted by the

      Lender on an attachment hereto. In the event of a good faith dispute among the parties to this Note as to rate under this rate option, the rate shall be the Prime Rate, adjusted for any changes in the Prime Rate as of the day such Prime Rate changes;
{X } The rate(s) set forth in Schedule 1 attached to this Note and incorporated herein by reference;
{ } Those rates which have been offered by the Lender to the Borrower in the Loan Agreement or Commitment Letter checked below, the provisions of which shall determine such rates, the procedure for the selection of such rates and the time periods for which such rates shall apply.
In no case shall interest exceed the maximum rate permitted by applicable law.

To the extent not prohibited by law, a late charge not to exceed
5% of the payment amount shall be assessed on any payment remaining unpaid on the fifteenth day after the payment due date.

If the interest is based upon the Prime Rate, such interest will be adjusted on: {X } The day the Prime Rate changes; { } Other
Due:            {  }  On principal payment dates;    {  } Other
Interest will be calculated on the basis of {X } A year of 360 days and paid for the actual number of days elapsed; { } Other

After demand or maturity (whether by acceleration or otherwise), as applicable, interest on any unpaid balance hereof shall be payable on demand at a rate per annum equal to 150% of the Prime Rate, or if greater, 2% above the rate applicable prior to demand or maturity, adjusted for any changes in the Prime Rate as of the day such Prime Rate changes, not to exceed the maximum rate permitted by applicable law.

As used herein, "Prime Rate" refers to that interest rate so denominated and set by the Lender from time to time as an interest rate basis for borrowings. The Prime Rate is one of several interst rates used by the Lender. The Lender lends at interest rates above and below the Prime Rate. All payments on this Note shall be applied first to accrued interest, then to principal, and then to late charges.
{ } The terms and conditions in a Loan Agreement dated between the parties hereto as the same shall be amended from time to time shall be considered a part hereof to the same extent as if written herein.
{X } The terms and conditions in a Commitment Letter dated
     December 3, 1993 from the Lender to the Borrower, as the same may be amended, extended or replaced from time to time, shall be considered a part hereof to the same extent as if written herein.
{ } Upon payment of all amounts due under this Note, the Borrower may at any time without penalty terminate the Commitment Letter and this Note (including without limitation the security interest herein granted).

To secure the indebtedness evidenced by this Note, together with any extensions, modifications, or renewals thereof, in whole or in part, as well as all other indebtedness, obligations and liabilities of the Borrower to the Lender, now existing or hereafter incurred or arising (hereinafter sometimes referred to collectively as the "Obligations"), except for other indebtedness, obligations and liabilities owing to Lender or Lender's Affiliates that constitute open-end credit under, or are subject to, the disclosure requirements of the Truth-in-Lending Act and Federal Reserve Board Regulation Z or any applicable state consumer protection laws (hereinafter collectively referred to as "Consumer Debt"), the Borrower does hereby grant to the Lender a security interest in and security title to, and does hereby assign, pledge, transfer and convey to Lender the following described property:

724,987 shares of common stock of Delta Woodside Industries, Inc.
(the "Pledged Stock")





whether now owned or hereafter acquired, together with any and all additions and accessions thereto or replacements thereof, returned or unearned premiums from any insurance written in connection with this Note and any products and/or proceeds of any of the foregoing. As used herein, "Lender's Affiliates" means any entity or entities now or hereafter directly or indirectly controlled by Wachovia Corporation or any successor thereto. In no event, however, shall the Lender or the Lender's Affiliates (as the case may be) have a security interest in any goods acquired by the Borrower for personal, family or household purposes more than 10 days after the date of this Note, unless such goods are added to or attached to the Collateral (as hereinafter defined). In addition, to the extent not prohibited by law, the Borrower hereby grants to the Lender a security interest in and security title to, and does hereby assign, pledge, transfer and convey to Lender any checking or money market deposit accounts of the Borrower with the Lender, whether such accounts be general or special, or individual or multiple party, and upon all drafts, notes, or other items deposited for collection or presented for payment by the Borrower with the Lender or the Lender (provided that the Borrower may withdraw all or part of any such items or the proceeds thereof at any time) exclusive of any such property in the possession or control of the Lender or any of Lender's Affiliates as a fiduciary, and the Lender may at any time, after an event of default hereunder, without demand or notice, appropriate and apply any of such to the payment of any of the Obligations, with the exception of Consumer Debt. All property described in this paragraph, in which the Borrower has granted to the Lender a security interest or security title hereunder, is herein collectively referred to as the "Collateral". If, with respect to any Collateral in the form of investment securities, a stock dividend is declared or any stock split-up made or right to subscribe issued, all the certificates for the shares representing such stock dividend or split-up or right to subscribe will be immediately delivered, duly endorsed, to the Lender as additional Collateral. The Lender shall be deemed to have possession, control and custody of any Collateral actually in transit to it or any of its officers or agents.

2111-SC(3/93)                             The South Carolina
National Bank

The Lender shall have, but shall not be limited to, the following rights, each of which may be exercised at any time: (i) to transfer to any financial institution this Note and the Collateral, and any transferee shall have all the rights of the Lender hereunder and the Lender shall be thereafter relieved from any liability with respect to any Collateral so transferred; (ii) after an event of default hereunder to transfer the whole or any part of the Collateral in the name of itself or its nominees;
(iii) after an event of default hereunder to vote any investment securities forming a part of the Collateral; (iv) after an event of default hereunder to notify the Obligors on any Collateral to make payment to the Lender of any amounts due thereon; (v) to execute at any time in the name of any party hereto and to file financing statements covering any of the Collateral; (vi) to receive or take control of any income or other proceeds of any of the Collateral; and (vii) to request and receive current financial information from any party liable for all or any part of the Obligations. Until an event of default hereunder, Borrower shall have the exclusive right to vote and receive dividends on the Pledged Stock and any other pledged stock.

Upon (i) any failure of any Obligor (which term shall include the Borrower and each endorser, surety or guarantor of this Note) to pay any of the Obligations when due or to observe or perform any agreement, covenant or promise hereunder or in any other agreement, note, instrument or certificate of any Obligor to the Lender, or to any of Lender's Affiliates, now existing or hereafter executed in connection with any of the Obligations, including, but not limited to, a loan agreement, if applicable, and any agreement guaranteeing payment of any of the Obligations;
(ii) any default of any Obligor in the payment or performance of any other material liabilities, indebtedness or obligations to any other creditor or to allow or permit any other material liabilities, indebtedness or obligations to any other creditor to be accelerated; (iii) any failure of any Obligor to furnish Lender current financial information upon request; (iv) any failure of any Obligor or any pledgor of any security interest in the Collateral (the "Pledgor") to observe or perform any agreement, covenant or promise contained in any agreement, instrument or certificate executed in connection with the granting of a security interest in property to secure the Obligations; (v) any warranty, representation or statement made or furnished to the Lender by or on behalf of any Obligor or Pledgor in connection with the extension of credit evidenced by this Note proving to have been false in any material respect when made or furnished; (vi) any loss, theft, substantial damage, destruction, sale, foreclosure of or encumbrance to any of the Collateral, or the making of any levy, seizure or attachment thereof or thereon or the rendering of any material judgment or lien or garnishment or attachment against any Obligor or his property (vii) the death, dissolution, change in control, termination of existence, insolvency, business failure, or appointment of a receiver of any part of the property of, assignment for the benefit of creditors by, or the commencement of any proceeding under any bankruptcy or insolvency laws, state or federal, by or against, the Borrower or any other Obligor;
(viii) any discontinuance or termination of any guaranty of any of the Obligations by a guarantor; or (ix) the Lender reasonably and in good faith deeming itself insecure; thereupon, or at any time thereafter, the Lender at its option may terminate any obligation to extend any additional credit or make any other financial accommodation to the Borrower and/or may declare all of the Obligations to be immediately due and payable, all without notice or demand, and shall have in addition to and independent of the right to declare the Obligations to be due and payable and any other rights of the Lender under this Note or any other agreement with any Obligor or any Pledgor, the remedies of a secured party under the Uniform Commercial Code of South Carolina, as amended from time to time (the "Code"), including, without limitation thereto, the right to take possession of the Collateral, or the proceeds thereof and to sell or otherwise dispose thereof, and for this purpose, to sign in the name of any Obligor or Pledgor, any transfer, conveyance or instrument necessary or appropriate in order for the Lender to sell or dispose of any of the Collateral, and the Lender may, so far as the Borrower can give authority therefor, enter upon the premises on which the Collateral or any part thereof may be situated and remove the same therefrom, without being liable in any way to any Obligor on account of entering any premises. The Lender may require the Borrower to assemble the Collateral and make the Collateral available to the Lender at a place to be designated by the Lender which is reasonably convenient to both parties.
Unless the Collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, the Lender shall give the Borrower written notice of the time and place of any public sale thereof or of the time after which any private sale or other intended disposition thereof is to be made. The requirement of sending reasonable notice shall be met if such notice is mailed, postage prepaid, or otherwise given, to the Borrower or Pledgor at the last address shown on the Lender's records at least five days before such disposition. If any Obligation (including but not limited to the Note) is a demand instrument, the statement of a maturity date, the requirement for the payment of periodic interest or the recitation of defaults and the right of Lender to declare any Obligation due and payable shall not constitute an election by

Lender to waive its right to demand payment under a demand at any time and in any event as Lender in its sole discretion may deem appropriate.

The rights of the Lender specified herein shall be in addition to, and not in limitation of the Lender's rights under the Code, or any other statute or rules of law conferring rights similar to those conferred by the Code, and under the provisions of any other instrument or agreement executed by the Borrower, any other
Obligor or any Pledgor to the Lender.   Any rights or remedies of
the Lender may be exercised or taken in any order or sequence whatsoever, at the sole option of the Lender.

The security agreement set forth herein and the security interest in the Collateral created hereby shall terminate only when all of the Obligations have been indefeasibly paid in full and such payments are no longer subject to rescission, recovery or repayment upon the bankruptcy, insolvency, reorganization, moratorium, receivership or similar proceeding affecting the Borrower or any other person. No waiver by the Lender of any default shall be effective unless in writing nor operate as a waiver of any other default or of the same default on a future occasion. All rights of the Lender hereunder shall inure to the benefit of its successors and assigns, and all obligations of the Borrower shall bind the heirs, legal representatives, successors and assigns of the Borrower. The Borrower and each endorser, surety or guarantor of this Note, whether bound by this or by separate instrument or agreement, shall be jointly and severally liable for the indebtedness evidenced by this Note and hereby severally (1) waive presentment for payment, demand, protest, notice of nonpayment or dishonor and of protest and any and all other notices and demands whatsoever; (2) consent that at any time, or from time to time, payment of any sum payable under this Note may be extended without notice whether for a definite or indefinite time; and (3) agree to remain liable until all of the Obligations are paid in full notwithstanding any impairment, substitution, release or transfer of Collateral to any one or more Borrower or Obligor by the Lender or any of Lender's Affiliates, with or without consideration, or of any extension, modification or renewal. No conduct of the holder shall be deemed a waiver or release of such liability, unless the holder expressly releases such party in writing. In the event the indebtedness evidenced hereby is collected by or through an attorney, the holder shall be entitled to recover reasonable attorneys' fees and all other costs and expenses of collection. Time is of the essence.

This Note, and the rights and obligations of the parties hereunder, shall be governed and construed in accordance with the laws of the State of South Carolina.

IN WITNESS WHEREOF, the Borrower has executed this Note under the seal the day and year set forth above.

Witness:                     E. Erwin Maddrey, II, dba
/s/Carol B. Higdon              Maddrey & Assoc.
/s/Hope H. Winkler             (Individual Borrower)



                            /s/ E. Erwin Maddrey II(Seal)
                            (Individual Borrower)



Attest:                     Borrower:



                            (Name of Corporation or Partnership)


                             By:                   (Seal)


                             Title                 (Seal)

                  SCHEDULE 1 TO JANUARY  , 1994
   $5,000,000 REVOLVING PROMISSORY NOTE AND SECURITY AGREEMENT
                   OF E. ERWIN MADDREY, II
                               TO
                 THE SOUTH CAROLINA NATIONAL BANK


The interest rate applicable to the Note and all amounts outstanding thereunder shall be determined monthly, on the first Business Day of each month and shall be lower on such date of the Adjusted Euro-Dollar Rate or the Sub-Prime Rate. If advances are made other than on the first Business Day of the month, the interest rate in effect for the Note on the first Business Day of the month in which the advance is made shall be the applicable interest rate for the first Interest Period of that advance, even though the advance was not made until after the determination date for the interest rate. Prepayments of principal may be made without penalty or premium at any time. When the applicable interest rate is the Sub-Prime Rate, the rate shall change simultaneously with each change in the Prime Rate. When the applicable interest rate is the Adjusted Euro-Dollar Rate, the rate shall remain fixed for the entire applicable monthly Interest Period.

     Adjusted Euro-Dollar Rate" means, for any Interest Period, a rate per annum (rounded upward, if necessary, to the next higher
1/00 of 1%) determined by the Bank pursuant to the following formula:

Adjusted Euro-Dollar Rate =

           LIBOR + Applicable Euro-Dollar Margin

     "Applicable Euro-Dollar Margin" means two percent (2.00%) or 200 basis points.

     "Business Day" means any day (except a Saturday, Sunday or other day on which the Bank is not open for business) on which dealings in United States dollar deposits are carried out in the London interbank market.

     "Interest Period" means, as to the advance, (a) with respect to the Adjusted Euro-Dollar Rate, the period commencing on the date that (i) such advance is made, or (ii) is the last day of the preceding Interest Period, as the case may be; and (b) with respect to the Sub-Prime Rate the period commencing on the date that (i) such advance is made, or (ii) is the last day of the preceding Interest Period, as the case may be, and, in each case, ending on the first Business Day of the month thereafter.

     "LIBOR" means, for any Interest Period, the rate per annum determined on the basis of the offered rate for deposits in United States dollars of amounts equal or comparable to the amount of the advance to which such Interest Period relates offered for a one month period which rate appears on the Reuters Screen LIBO Page as of 11:00 a.m., London time, on the first Business Day of the month; provided, that if more than one such offered rate appears on the Reuters Screen LIBO Page, "LIBOR" will be the arithmetic average (rounded upward, if necessary, to the next higher of 1/00 of 1%) of such offered rates.

     Notwithstanding any provision herein to the contrary, if the Bank should at any time determine in its reasonable judgment that it is not possible to determine LIBOR or that LIBOR shall no longer cover the effective cost to the Bank of obtaining United States dollar deposits in the Eurodollar interbank market, beginning with the next Interest Period, the amount of any affected advances shall not bear interest at the Adjusted Euro-Dollar Rate but, instead, at the Sub-Prime Rate, or at such other rate as the Bank and the Borrower may mutually agree.

     "Prime Rate" refers to that interest rate so denominated and set by the Bank from time to time as an interest rate basis for borrowings. The Prime Rate is one of several interest rates bases used by the Bank. The Bank lends at interest rates above and below the Prime Rate.

     "Sub-Prime Rate" means the Prime Rate minus 1/2% (50 basis points).

     In the event that, as a result of any change in applicable law, reserve requirements, rules, regulations, treaties, directives or in the interpretation or administration thereof or by reason of Bank's compliance therewith, the effective cost to the Bank of making, maintaining or funding advances made at the Adjusted Euro-Dollar Rate exceeds LIBOR, then beginning with the next Interest Period, the amount of any affected advances shall not bear interest at the Adjusted Euro-Dollar Rate, but instead, shall bear interest at the Sub-Prime Rate, or at such other rate as the Bank and the Borrower may mutually agree.